                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13G
                        Under the Securities Act of 1934
                               (Amendment No. 5)

                            Chemi-Trol Chemical Co.
                                (Name of Issuer)
                        Common stock, without par value
                         (Title of Class of Securities)
                                   163616105
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  163616105
 1) Names of Reporting Person's S.S. or I.R.S. Identification Nos. of Above
    Persons:  Arthur F. Doust  ###-##-####
 2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
 3) SEC Use Only
 4) Citizenship or Place of Organization:  United States
  Number
    of           5) Sole Voting Power:  37,918
  Shares
  Bene-
  ficially       6) Shared Voting Power:  214,522
  Owned by
   Each
  Report-        7) Sole Dispositive Power:  37,918
   ing
  Person
   With          8) Shared Dispositive Power:  214,522
 9) Aggregate Amount Beneficially Owned by Each Reporting Person:  252,440
10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    (See Instructions)
11) Percent of Class Represented by Amount in Row 9:  12.59%
12) Type of Reporting Person (See Instructions):  IN

Schedule 13G                                                     Page 2 of 3

1.  (a) NAME OF ISSUER:  Chemi-Trol Chemical Co.
    (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2776 CR 69, Gibsonburg, Ohio 43431

2.  (a) NAME OF PERSON FILING:  Arthur F. Doust
    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:  2670 CR 69, Gibsonburg, Ohio
        43431
    (c) CITIZENSHIP:  United States
    (d) TITLE OF CLASS OF SECURITIES:  Common stock, no par value
    (e) CUSIP NUMBER:  163616105

3.  Inapplicable

4.  OWNERSHIP:
    (a) AMOUNT BENEFICIALLY OWNED:  259,440
    (b) PERCENT OF CLASS:  12.59%
    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
        (i)   Sole power to vote or to direct the vote - 37,918 shares
        (ii)  Share power to vote or to direct the vote - 214,522 shares
        (iii) Sole power to dispose or to direct the disposition of 37,918 shares
        (iv) Shared power to dispose or to direct the disposition of 214,522 shares

5.  OWNERSHIP OF 5% OF LESS OF A CLASS:  N/A

6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON: Certain of the shares reported as beneficially owned by Mr. Doust are owned by Mr. Doust's wife and children and by a trust of which Mr. Doust is a co-trustee.

7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A

8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:  N/A

9.  NOTICE OF DISSOLUTION OF GROUP:  N/A

Schedule 13G                                    Page 3 of 3





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                              February 13, 1996
                                    -------------------------------------
                                    Date


                                           /S/ Arthur F. Doust
                                    -------------------------------------
                                    Signature


                                               Arthur F. Doust